08030062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: ~~September 30, 1998~~
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 65273

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOOMERANG CAPITAL LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 ROWAYTON AVE
(No. and Street)

ROWAYTON (City) CT (State) 06853 (Zip Code)

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONOUGH MC DONOUGH 203.855.1723
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLYNN, LACY M CPA
(Name — *if individual, state last, first, middle name*)

1109 LAWRENCE ROAD (Address) NORTH BELLMORE (City) NY (State) 11710 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donough McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boomerang Capital LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MD

Title

Notary Public

My Commission Expires
August 31, 2011

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOOMERANG CAPITAL LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

Independent Auditor's Report

To the Members of Boomerang Capital LLC:

I have audited the accompanying balance sheet of Boomerang Capital LLC. (a Connecticut limited liability company) as of December 31, 2007 and the related statements of income and members' capital and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boomerang Capital LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Respectfully submitted,

Gary M. Flaum, CPA

February 20, 2008
North Bellmore, N.Y.

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

BOOMERANGE CAPITAL LLC
BALANCE SHEET
December 31, 2007

ASSETS

Current assets		
Cash and cash equivalents	$	629,981
Prepaid expenses		1,300
Total Current Assets		631,281
Property – at cost		
Office furnishings and equipment		100,561
Less: Accumulated and Depreciation		99,897
Property – net		664
Other assets		
Security deposit (Note 2)		20,146
Assets	$	652,091

LIABILITIES and FUND BALANCE

Current liabilities		
Accrued expenses	$	30,826
Total liabilities		30,826
Members' Capital		621,265
Liabilities and Members' Capital	$	652,091

See accountant's audit report and notes to financial statements

BOOMERANGE CAPITAL LLC
STATEMENT OF INCOME AND MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenue		
Consulting fees	$	10,526,468
Interest income		45,301
FINRA Rebate		35,000
Total revenue		10,606,769
Expenses		
Salaries – office		2,293,483
Employee benefits		110,755
Payroll taxes		59,060
Payroll service expense		8,902
Rent		163,040
Legal fees		17,939
Professional fees		9,000
Insurance		1,597
Consultants		31,910
Contributions		20,660
Office		34,924
Filing fees		20,557
Printing and stationery		6,303
Web-site expenses		3,200
Telephone		24,167
Travel & entertainment		195,902
Utilities		10,359
Auto		22,398
Other taxes		855
Depreciation		2,445
Total expenses		3,037,456
Net income for the year		7,569,313
Members' Capital – Beginning of the year		323,386
Members' Capital Contributed during the year		-0-
Members' Capital withdrawn during the year		- 7,271,434
Members' Capital – End of year	$	621,265

See accountant's audit report and notes to financial statements

BOOMERANG CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	7,569,313
Adjustments to reconcile net cash provided by operating activities:		
Provision for depreciation		2,445
		7,571,758
Decrease in prepaid expenses		11,241
Increase in accrued expenses		8,512
Operating cash flow:		7,591,511
Cash flows from – used by investing activities:		
Additions to property and equipment		-0-
Investing cash flow:		-0-
Cash flows from financing activities:		
Capital contributions		-0-
Member withdrawals		7,271,434
Financing cash flow:		-7,271,434
Net increase in Cash and Cash equivalents		320,077
Cash and Cash equivalents, Beginning of year		309,904
Cash and Cash equivalents, End of year	$	629,981
Cash paid during the year		
Income Taxes		-0-
Interest		-0-

See accountant's audit report and notes to financial statements

BOMMERANG CAPITAL LLC
AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Members' Capital at December 31, 2007		$	621,265
Less: Non-allowable assets:			
Property-net	664		
Security deposit	20,146		-20,810
Members' Net Capital at December 31, 2007		$	600,455

BOMMERANG CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Members' capital at January 1, 2007	$	323,386
Net income the year ended December 31, 2007		7,569,313
Net Members' capital withdrawals		-7,271,434
Net Members' capital contributions		-0-
Members' capital at December 31, 2007	$	621,265

See accountant's audit report and notes to financial statements

BOMMERANG CAPITAL LLC
RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

PARTNERS NET CAPITAL

AMOUNT REPORTED ON ORIGINAL 12/31/07 FOCUS REPORT	$	660,777
AMOUNT REPORTED ON AUDITED 12/31/07 REPORT		621,265
DIFFERENCE		39,512

BALANCE SHEET DIFFERENCES

ACCRUED EXPENSES ON AUDITED 12/31/07 REPORT	$	30,826
ACCRUED EXPENSES ON ORIGINAL 12/31/07 FOCUS REPORT		5,000
DIFFERENCE		25,826
PREPAID EXPENSES ON AUDITED 12/31/07 REPORT		1,300
PREPAID EXPENSES ON ORIGINAL 12/31/07 FOCUS REPORT		-0-
DIFFERENCE		- 1,300
FIXED ASSETS ON AUDITED 12/31/07 REPORT		664
FIXED ASSETS ON ORIGINAL 12/31/07 FOCUS REPORT		3,109
DIFFERENCE		2,445
OTHER ASSETS ON AUDITED 12/31/07 REPORT		20,146
OTHER ASSETS ON ORIGINAL 12/31/07 FOCUS REPORT		32,687
DIFFERENCE		12,541
RECONCILED DIFFERENCE	$	39,512

See accountant's audit report and notes to financial statements

GARY M. FLAUM
CERTIFIED PUBLIC ACCOUNTANT
1109 LAWRENCE ROAD
NORTH BELLMORE, NEW YORK 11710

Independent Auditor's Report on Compliance and Internal Control over Financial Reporting in Accordance with SEC Standards

To the Members of Boomerang Capital LLC;

Compliance

As part of obtaining reasonable assurance about whether Boomerang Capital LLC financial statements are free of material misstatement, I performed tests of it's compliance with certain provisions of laws and regulations, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. The results of my tests disclosed no instances of noncompliance that are required to be reported under SEC Standards.

Internal Control Over Financial Reporting

In planning and performing my audit, I considered Boomerang Capital LLC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving the internal control over financial reporting and it's operation that I consider to be material weaknesses. There are no prior year reportable conditions.

Respectfully submitted,

Gary M. Flaum, CPA

February 20, 2008
North Bellmore, New York

TEL (516) 551-4289 • FAX (516) 221-7076 • Email: GMFCPA@optonline.net

BOMMERANG CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1: ORGANIZATION

Boomerang Capital LLC, a Connecticut limited liability company (the Company) was formed on September 10, 2001. The Company is a hedge fund placement firm that provides the hedge fund manager with valuable marketing capabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Institute considers all highly liquid debt instruments such as money market accounts to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. They are being depreciated over their estimated useful lives using the straight-line method or Internal Revenue Code methods when applicable.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Income Taxes

No provision is made for income taxes as any income or loss that is includable in the income tax returns of the members. Accordingly, there is no liability for income taxes in the accompanying financial statements. A franchise fee, based on revenue, is paid to the State of Connecticut.

BOMMERANG CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 2: LEASE COMMITMENTS

The Company leases office facilities for a term of five years beginning August 1, 2006 and ending August 1, 2011. Monthly rents are $10,073 and future minimum lease payments are as follows:

Lease term		Annual rent
1/1/08 - 12/31/08		$120,876
1/1/09 - 12/31/09		120,876
1/1/10 - 12/31/10		120,876
1/1/11 - 7/31/11		70,511
	Total	$433,139

The value of the security deposit with the landlord at December 31, 2007 is $20,146.

END